KINIS. LLC

Unaudited Financial Statements For The Year Ended December 31, 2018 and Year to Date through September 30, 2019

October 7, 2019

EDGe BUSINESS PLANNING®

Independent Accountant's Report

To Management Kinis LLC
Richmond, VA

We have prepared the accompanying balance sheet of Kinis, LLC as of December 31, 2018 and Year to date through September 30, 2019, and the related statements of income, retained earnings, and cash flows for the periods then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management acknowledges and understands that our role is to prepare financial statements in accordance with accounting principles generally accepted in the United States of America. Management is responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to prepare financial statements in accordance with accounting principles generally accepted in the United States of America based on information provided by you. We conducted our engagement in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including the ethical principles of integrity, objectivity, professional competence, and due care. Our engagement cannot be relied upon to identify or disclose any financial statement misstatements, including those caused by fraud or error, or to identify or disclose any wrongdoing within the entity or noncompliance with laws and regulations.

Accountant's Conclusion

The accompanying financial statements of Kinis LLC as of and for the year ended December 31, 2018, and year to date September 30, 2019 were not subjected to an audit, review, or compilation engagement by us and we do not express an opinion, a conclusion, nor provide any assurance on them.

Eric D. Glymph, CPA
Richmond, VA
October 7, 2019

2304A West Main Street
Richmond VA 23220
(P) 866-334-3270

Kinis LLC
Balance Sheet
as of September 30, 2019 and December 31, 2018

US$

	9/30/2019	12/31/2018
ASSETS		
Current Assets		
Bank Accounts		
PayPal Bank	725	141
Wells Fargo Checking (3379)	3,825	1,515
Total Bank Accounts	**4,551**	**1,657**
Accounts Receivable		
Accounts Receivable (A/R)	8,210	0
Total Accounts Receivable	**8,210**	**0**
Other Current Assets		
1200 Inventory		
1210 Inventory - Socks	34,511	17,745
1220 Inventory - Other	5,962	
Total 1200 Inventory	**40,472**	**17,745**
Total Current Assets	**53,233**	**19,402**
Fixed Assets		
1110 Tools and Equipment	7,200	7,200
Total Fixed Assets	**7,200**	**7,200**
TOTAL ASSETS	**60,433**	**26,602**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	2,063	4,739
Total Accounts Payable	**2,063**	**4,739**
Other Current Liabilities		
Out Of State Agency Payable	69	
Virginia Department of Taxation Payable	17	1
Total Other Current Liabilities	**86**	**1**
Total Current Liabilities	**2,148**	**4,740**
Total Liabilities	**2,148**	**4,740**
Equity		
3100 Owner 1 - Owner's Investment	57,708	28,374
3110 Owner 2 - Owner's Investment	54,000	50,400
Retained Earnings	-56,912	
Net Income	3,489	-56,912
Total Equity	**58,285**	**21,862**
TOTAL LIABILITIES AND EQUITY	**60,433**	**26,602**

Kinis LLC
Income Statement
Year to Date through September 30,2019 and Year End December 31,2018

US$

	YTD Sep 2019	Full Year 2018
Income		
Product Sales	30,063	4,313
Shipping Fees	604	101
Product Returns	-465	0
Total Income	**30,202**	**4,414**
Cost of Goods Sold		
Cost of Goods Sold		
Product Cost	6,025	1,605
Shipping	1,708	780
Total Cost of Goods Sold	**7,733**	**2,385**
Gross Profit	**22,469**	**2,029**
Expenses		
Advertising & Marketing	8,350	7,523
Bank Charges & Fees	360	123
Car & Truck	57	0
Charitable Donation	110	0
Computer and Internet Expense	597	287
Contractors	0	1,609
Gain / Loss on sales of Assets	0	10,845
Insurance	777	334
Legal & Professional Services	1,390	3,188
Meals & Entertainment		
Business Meals	383	390
Total Meals & Entertainment	**383**	**390**
Membership Dues	99	0
Office Supplies & Software	960	404
PayPal Fees	273	54
Product Development Costs	3,024	20,594
Product Samples	39	1,791
Rent & Lease	1,500	3,250
Sales Tax Expense	199	13
Sponsorships	250	500
Taxes & Licenses	70	180
Travel	542	7,857
Total Expenses	**18,980**	**58,942**
Net Operating Income	**3,489**	**-56,912**
Net Income	**3,489**	**-56,912**

Statement of Cash Flows

Year to Date through September 30,2019 and Year End December 31,2018

US$

	YTD Sep 2019	Full Year 2018
OPERATING ACTIVITIES		
Net Income	3,489	-56,912
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	-8,210	0
1210 Inventory:Inventory - Socks	-16,766	-17,745
1220 Inventory:Inventory - Other	-5,962	0
Accounts Payable (A/P)	-2,676	4,739
Out Of State Agency Payable	69	0
Virginia Department of Taxation Payable	16	1
Total Adjustments to reconcile Net Cash provided by operations:	**-33,529**	**-13,005**
Net cash provided by operating activities	**-30,040**	**-69,918**
INVESTING ACTIVITIES		
1110 Tools and Equipment	0	-7,200
Net cash provided by investing activities	**0**	**-7,200**
FINANCING ACTIVITIES		
3100 Owner 1 - Owner's Investment	29,334	28,374
3110 Owner 2 - Owner's Investment	3,600	50,400
Net cash provided by financing activities	**32,934**	**78,774**
Net cash increase for period	**2,894**	**1,657**
Cash at beginning of period	1,657	0
Cash at end of period	**4,551**	**1,657**

KINIS, LLC
SELECTED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2018 AND YEAR TO DATE SEPTEMBER 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Kinis, LLC ("the Company") is a limited liability corporation formed under the laws of the State of Virginia. The Company derives revenue from the sales of high performance barefoot like footwear.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company’s ability to continue as a going concern or to achieve management’s objectives may be dependent on the outcome of the offering or management’s other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received. Management’s experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes completed items that are held for sale. Management's experience suggests that losses due to obsolescence of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C - LOSS ON SALE OF ASSETS

2018 includes the loss on sale of a printing machine purchased in 2018. The original cost of the printing machine was $18,885. The machine was sold in 2018 for $8,040.

NOTE D - RELATED PARTY LOAN

The Company has an outstanding loan with related party, Vincent Vu, of $57,708. The loan has no formal repayment structure and bears no interest. Vincent Vu is the Company's CEO and Founder.